Investor Relations: Media Relations:	Beth Eckenrode (412) 490-4331 Jeffrey Pina (412) 490-4661

NOVA Chemicals continues debt reduction, despite difficult quarter

For immediate release, Wednesday, Jan. 29, 2003, Pittsburgh, PA
All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, Jan. 29, 2003, for investors and analysts at 1 p.m. EST (11 a.m. MST; 10 a.m. PST). Media are welcome to participate in this call in a “listen only” mode. The dial in number for this call is (416) 695-5806. The replay number is (416) 695-5800 (Reservation No. 1328412). The call will also be available live on the Internet at www.vcall.com.

NOVA Chemicals Corporation (NOVA Chemicals) reported a net loss to common shareholders of $48 million ($0.56 per share loss diluted) for the fourth quarter of 2002. This included an unusual charge of $27 million after-tax, which is NOVA Chemicals’ share of a Methanex write-down (see pages 8 and 12).

The loss to common shareholders before unusual items was $21 million ($0.25 per share loss diluted) for the quarter. This compares to break-even results before unusual items in the third quarter of 2002 and a loss to common shareholders before unusual items of $88 million ($1.03 per share loss diluted) during the fourth quarter of 2001.

“We effectively managed the controllable aspects of our business and paid down debt, despite rising feedstock costs and some lower product prices,” said Jeff Lipton, NOVA Chemicals’ President and Chief Executive Officer.

“Fourth quarter earnings fell in line with industrial production (1), but business was much better than the fourth quarter of 2001,” continued Lipton. “We have announced a series of price increases in both of our product lines, designed to increase margins in the face of rising energy and feedstock costs.”

The Olefins/Polyolefins business reported net income of $4 million in the fourth quarter, compared to third quarter net income of $8 million. Margins contracted as feedstock costs rose and realized polyethylene prices fell. Ethylene and polyethylene sales volumes were up 18% over the weak third quarter, with December polyethylene sales volumes hitting an all time high.

The Styrenics business reported a fourth quarter net loss of $33 million, compared to a third quarter net loss of $19 million. Product prices fell, while volumes and feedstock costs were essentially flat.

(1) Source for industrial production: Global insight.

NOVA Chemicals Highlights (unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Net income (loss)
Olefins/Polyolefins	$ 4	$ 8	$ (28)	$ (5)	$ (2)
Styrenics	(33)	(19)	(48)	(102)	(181)

NOVA Chemicals operated	(29)	(11)	(76)	(107)	(183)

Methanex	17	18	(5)	32	14

	(12)	7	(81)	(75)	(169)
Preferred securities dividends and
distributions	(9)	(7)	(7)	(31)	(33)

Net loss to common shareholders before
unusual items(1)	(21)	0	(88)	(106)	(202)
Unusual items after-tax(1)	(27)	(12)	(17)	(6)	41

Net loss to common shareholders after
unusual items	$ (48)	$ (12)	$ (105)	$ (112)	$ (161)

Earnings (loss) per share
before unusual items
Basic	$ (0.25)	$ 0.00	$ (1.03)	$ (1.24)	$ (2.37)
Diluted	$ (0.25)	$ 0.00	$ (1.03)	$ (1.24)	$ (2.37)
Loss per share after
unusual items
Basic	$ (0.56)	$(0.14)	$ (1.23)	$ (1.30)	$ (1.88)
Diluted	$ (0.56)	$(0.14)	$ (1.23)	$ (1.30)	$ (1.88)

Weighted-average common shares
outstanding (millions)	86	86	86	86	85

Revenue	$ 846	$ 806	$ 654	$ 3,091	$ 3,194
EBITDA(1), (2)	$ 50	$ 82	$ (11)	$ 215	$ 62

Depreciation	$ 68	$ 67	$ 62	$ 266	$ 230
Funds from operations	$ 52	$ 47	$ 25	$ 153	$ 94
Capital expenditures	$ 34	$ 22	$ 41	$ 71	$ 168
Average capital employed(3)	$ 3,002	$ 2,983	$ 3,190	$ 3,021	$ 3,055
After-tax return on capital employed(4)	(1.4)%	0.9%	(7.2)%	(1.3)%	(3.9)%
(Loss) return on average common equity(5)	(8.4)%	0%	(32.1)%	(10.4)%	(16.5)%

(1)	See Supplemental Earnings Measures on page 12.
(2)	Net income (loss) before income taxes, other gains, equity in earnings (losses) of affiliates, interest expense, depreciation and restructuring charges (see Consolidated Statement of Loss and Supplemental Earnings Measures).
(3)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital of NOVA Chemicals’ operated businesses, and excludes assets under construction and investments.
(4)	Equals NOVA Chemicals operated net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.
(5)	Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity.

2

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Revenue(1)	$ 551	$ 489	$ 408	$ 1,930	$ 2,014
EBITDA(2)	69	73	25	233	189
Depreciation	42	42	39	166	132
Operating income (loss)	27	31	(14)	67	57
Net income (loss)(3)	4	8	(28)	(5)	(2)
Capital expenditures
- sustaining	$ 21	$ 12	$ 18	$ 43	$ 70
- strategic	—	—	8	—	55

Total capital expenditures	$ 21	$ 12	$ 26	$ 43	$ 125
Average capital employed(4)	$1,741	$1,732	$ 1,881	$ 1,764	$ 1,689
After-tax return on capital employed(5)	3.0%	3.8%	(3.8)%	1.6%	1.6%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, interest expense and depreciation.
(3)	Before dividends and distributions on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average			Year Average
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Ethylene(2)	$ 0.24	$ 0.23	$ 0.21	$ 0.22	$ 0.26
Polyethylene — linear low-density butene liner(3)	$ 0.39	$ 0.37	$ 0.31	$ 0.34	$ 0.35
Polyethylene — weighted-average benchmark(4)	$ 0.42	$ 0.41	$ 0.36	$ 0.38	$ 0.39
NYMEX natural gas (dollars per mmBTU)	$ 3.99	$ 3.26	$ 2.50	$ 3.25	$ 4.38
WTI crude oil (dollars per barrel)	$28.15	$28.27	$20.43	$26.08	$25.97

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Markets Associates, Inc. (CMAI) USGC Net Transaction Price.
(3)	Source: Townsend Polymer Services Information (TPSI).
(4)	Benchmark prices weighted according to NOVA Chemicals’ product mix in North America. Source for benchmark prices: TPSI.

Polyethylene Sales Volumes (millions of pounds)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
NOVAPOL(R)
Linear low-density polyethylene	325	287	273	1,229	1,129
Low-density polyethylene	76	65	68	265	265
High-density polyethylene	89	83	86	349	381
SCLAIR(R)
Linear low-density and high-density
polyethylene	151	132	155	592	617
Advanced SCLAIRTECH(TM)
Linear low-density and high-density
polyethylene	116	94	92	410	188

Total	757	661	674	2,845	2,580

NOVAPOL® is a registered trademark of NOVA Brands Ltd.

SCLAIR® is a registered trademark of NOVA Chemicals in Canada and of NOVA Chemicals (International) S.A. elsewhere.

Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

Fourth Quarter 2002

The Olefins/Polyolefins business reported net income of $4 million in the fourth quarter, compared to net income of $8 million in the prior quarter. Feedstock costs rose and polyethylene prices fell, resulting in reduced margins. Combined sales volumes for ethylene and polyethylene were up 18%. Our Joffre, Alberta ethylene cracker returned to production from a third quarter maintenance turnaround and polyethylene sales volumes rose 14% over third quarter levels.

The significant improvement over the net loss of $28 million in the fourth quarter of 2001 is primarily a result of higher ethylene and polyethylene prices and a 15% increase in total ethylene and polyethylene sales volumes.

Feedstocks and Ethylene

Natural gas feedstock costs rose through the fourth quarter, increasing ethylene cash costs. The Joffre ethane-based crackers maintained the 2002 average cash-cost advantage of approximately 4 cents per pound over similar U.S. Gulf Coast (USGC) ethylene plants.

Polyethylene

NOVA Chemicals’ polyethylene prices fell in the fourth quarter due to reduced industry demand and sales mix.

In response to rising feedstock costs, NOVA Chemicals withdrew a polyethylene temporary voluntary allowance (TVA) of 5 cents per pound in January and we are implementing this increase. In addition, NOVA Chemicals announced a polyethylene price increase of 6 cents per pound effective Feb. 1, 2003. Polyethylene price increases are generally phased in over 30 to 60 days.

Total polyethylene sales volumes for the fourth quarter increased 14% over the third quarter of 2002 and 12% over the fourth quarter of 2001. North American volumes increased 12%, while international volumes increased 30% over the third quarter. International volumes represented 14% of total fourth quarter polyethylene sales compared to 12% in the third quarter. Sales to China were up 24% over the third quarter as the agricultural film season began and other markets strengthened.

Advanced SCLAIRTECH Polyethylene

NOVA Chemicals’ new Advanced SCLAIRTECH technology polyethylene plant operated on plan in the fourth quarter and finished the year slightly ahead of its sales target of 400 million pounds. A total of 16 grades have been commercialized out of an expected total of 30 commercial grades in the final product slate. In 2003, NOVA Chemicals’ sales target is 650 million pounds and we expect to commercialize about 10 additional products.

Full Year 2002

The Olefins/Polyolefins business reported a net loss of $5 million in 2002, compared to a net loss of $2 million in 2001. Total ethylene and polyethylene sales volumes were up 11% over 2001, offset by higher depreciation costs due to the full year operation of the new Advanced SCLAIRTECH technology polyethylene plant. Average sales prices were lower in 2002 than in 2001, but were offset by lower feedstock costs.

Total 2002 polyethylene sales volumes were up 10% from 2001. The majority of this increase was from the sales of Advanced SCLAIRTECH technology polyethylene resins in the U.S. Overall, North American volumes were up 15% and international volumes were down 16%.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

STYRENICS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Revenue(1)	$ 333	$ 357	$ 269	$ 1,305	$ 1,314
EBITDA(2)	(19)	9	(36)	(18)	(128)
Depreciation	26	25	23	100	98
Operating loss	(45)	(16)	(59)	(118)	(226)
Net loss(3)	(33)	(19)	(48)	(102)	(181)
Capital expenditures
- sustaining	$ 12	$ 8	$ 15	$ 25	$ 40
- strategic	1	2	—	3	3

Total capital expenditures	$ 13	$ 10	$ 15	$ 28	$ 43
Average capital employed(4)	$ 1,263	$ 1,279	$ 1,291	$ 1,248	$ 1,392
After-tax return on capital employed(5)	(7.6)%	(2.9)%	(12.1)%	(5.5)%	(10.6)%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, interest expense and depreciation.
(3)	Before dividends and distributions on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average			Year Average
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Styrene(2)	$0.35	$0.36	$0.27	$0.33	$0.31
Weighted-average polystyrene(3)	$0.49	$0.52	$0.39	$0.47	$0.44
Benzene (dollars per gallon)(2)	$1.28	$1.38	$0.83	$1.19	$1.02

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: CMAI Low Contract.
(3)	Benchmark prices weighted according to NOVA Chemicals’ polystyrene product mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: CMAI.

Polystyrene Sales Volumes (millions of pounds)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Solid and expandable
polystyrene	511	510	524	2,180	2,282
High performance styrenics
(including DYLARK®)	66	71	77	281	314

Total	577	581	601	2,461	2,596

DYLARK® is a registered trademark of NOVA Chemicals Inc. 5

Review of Operations
Styrenics

Fourth Quarter 2002

The Styrenics business reported a net loss of $33 million in the fourth quarter, compared to a net loss of $19 million in the third quarter of 2002. Prices fell, while feedstock costs were relatively flat from the third quarter. The fourth quarter weighted-average polystyrene price fell 3 cents per pound from the third quarter price of 52 cents per pound. Total sales volume, including both styrene monomer and polymers, was down 2% from the third quarter and up 6% from the same quarter a year ago.

The $15 million improvement over the net loss of $48 million in the fourth quarter of 2001 is primarily a result of higher prices, partially offset by higher feedstock costs.

Styrene

Styrene markets in North America loosened in the fourth quarter as a number of industry plants restarted after maintenance turnarounds in the third quarter. Styrene benchmark contract prices in North America fell to 35 cents per pound in the fourth quarter from an average of 36 cents per pound in the third quarter. The fourth quarter USGC average styrene spot price was 28 cents per pound, down from the third quarter average spot price of 30 cents per pound. In response to rapidly rising feedstock costs, NOVA Chemicals announced North American styrene contract price increases of 3 cents per pound effective Dec. 1, 2002, 3 cents per pound effective Jan. 1, 2003 and 6 cents per pound effective Feb. 1, 2003. These price increases generally go into effect with 15 day notification.

In Europe, styrene contract prices were 30 cents per pound in the fourth quarter, down from the third quarter price of 32 cents per pound. The first quarter 2003 price has not yet settled in Europe, where the practice is to settle industry-wide styrene prices quarterly.

Solid Polystyrene (SPS)

Average North American solid polystyrene margins fell slightly from the third quarter. The majority of North American price increases achieved in the first three quarters of the year have held, despite a softer fourth quarter. NOVA Chemicals’ sales volumes were flat with the third quarter.

NOVA Chemicals announced North American SPS price increases of 3 cents per pound effective Jan. 1, 2003, 3 cents per pound effective Feb. 1, 2003 and 4 cents per pound effective Mar. 1, 2003. These price increases are generally phased in over 30 to 60 days.

Following a strong first half of the year, European SPS prices have not increased since the second quarter of 2002, as a result of ongoing weak economic conditions in Europe. In the fourth quarter, European SPS prices fell significantly as demand remained soft.

NOVA Chemicals announced a European SPS price increase of 5 cents per pound effective Jan. 1, 2003 and 7 cents per pound effective Feb. 1, 2003, in response to rising feedstock costs and some firming of demand. These price increases generally are implemented on the effective date, as there are no price increase notification periods in Europe.

Expandable Polystyrene (EPS)

NOVA Chemicals’ fourth quarter EPS prices and feedstock costs were essentially flat. Sales volumes declined in the fourth quarter as a result of weak demand in certain core segments. NOVA Chemicals announced a North American EPS price increase of 6 cents per pound effective Feb. 1, 2003. North American EPS price increases are generally phased in over 30 to 45 days.

In Europe, EPS prices fell as demand experienced a larger-than-normal seasonal slowdown in Northern Europe. NOVA Chemicals announced a European EPS price increase of 5 cents per pound effective Feb. 1, 2003. European EPS price increases generally are implemented on the effective date, as there are no price increase notification periods in Europe.

Strategic Initiatives

NOVA Chemicals purchased Deltech Polymers Corporation’s polystyrene business at a nominal cost on Jan. 15, 2003. The purchase included Deltech’s customer base and associated technology for crystal polystyrene and methyl methacrylate-styrene copolymers. Deltech’s production facility in Troy, Ohio ceased production of these two products in January 2003. Deltech’s plant has nameplate capacity of 140 million pounds per year, which represents 2% of North American polystyrene production capacity. NOVA Chemicals did not acquire any production assets from Deltech and has no environmental or employment liability with respect to the decision by Deltech to cease production of polystyrene. The acquisition enables NOVA Chemicals to strengthen its position in the commodity, as well as high-margin, portions of the market, without adding capacity or taking on assets.

Full Year 2002

The Styrenics business recorded a net loss of $102 million in 2002, compared to a net loss of $181 million in 2001. Margins improved in 2002, as feedstock costs were lower than 2001. In the second half of 2002, inventory destocking occurred throughout the chain, ending 2002 at very low levels. Total sales volumes in 2002, including both styrene monomer and polymers, were up 3% from 2001.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

Equity Investment in Methanex (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Equity earnings (losses)	$ 22	$ 22	$ (5)	$ 43	$ 23
Amortization of purchase differential	(1)	(1)	(1)	(5)	(6)
Tax recovery (expense)	(4)	(3)	1	(6)	(3)

	17	18	(5)	32	14
Unusual items (after-tax)	(27)	—	—	(27)	(3)

Net equity earnings (losses)	$ (10)	$ 18	$ (5)	$ 5	$ 11

Investment in Methanex(1)	$ 366
Market value of investment(2)	$ 415
Number of shares held by NOVA Chemicals
(millions)	46.9

(1)	Investment amount shown is net of future income tax liability of $33 million. Original investment was $265 million.
(2)	Based on Jan. 28, 2003 closing price of Methanex shares on NASDAQ.

During the fourth quarter, NOVA Chemicals’ equity investment in Methanex lost $10 million (after-tax), compared with earnings of $18 million (after-tax) in the third quarter of 2002 and a loss of $5 million (after-tax) in the fourth quarter of 2001. The fourth quarter 2002 loss included a write-down of $27 million (after-tax). Prior to the write-down, NOVA Chemicals’ share of Methanex’s fourth quarter earnings was $17 million (after-tax).

Methanex’s earnings before unusual items were flat, with a planned turnaround in New Zealand offsetting higher methanol prices. The average realized methanol price rose 3% from the third quarter of 2002 to $188 per tonne in the fourth quarter. Methanol prices have improved throughout the year as the market tightened significantly. The price of methanol started 2002 at roughly $110 per tonne and ended the year with spot methanol selling at approximately $250 per tonne.

Methanex recorded a net $86 million non-cash, after-tax charge in the fourth quarter of 2002, primarily related to the write-off of Methanex’s Fortier, Louisiana facility, which has been mothballed since 1999. NOVA Chemicals’ share is $27 million (after-tax) based on our 37.4% ownership of the company.

On Dec. 31, 2002, NOVA Chemicals received a regular quarterly dividend from Methanex of $2.35 million ($0.05 per share). In accordance with standard equity accounting practices, the receipt of this dividend was recorded as a reduction in our investment in Methanex. On Jan. 27, 2003, Methanex announced that its Board of Directors approved a special dividend of $0.25 per share, payable on Feb. 14, 2003. NOVA Chemicals will receive a total of $14 million in the first quarter of 2003, as a result of these two dividends. These dividend payments have no tax impact because dividends from one taxable Canadian company to another taxable Canadian company are tax free.

Liquidity and Capital Resources Capitalization (unaudited; millions of U.S. dollars except as noted)

	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001
Current debt(1)	$ 4	$ 5	$ 200
Long-term debt(2)	1,211	1,234	1,322

Total debt	1,215	1,239	1,522

Shareholders’ equity
9½% preferred securities	210	210	210
9.04% preferred securities	173	173	173
Retractable preferred shares(3), (4)	198	198	198

	581	581	581
Common share equity(5), (6), (7), (8)	980	1,004	1,033

Total shareholders’ equity	1,561	1,585	1,614

Total capitalization	$2,776	$2,824	$3,136

(1)	Includes bank loans and current portion of long-term debt.
(2)	Maturity dates range from March 2004 to August 2028.
(3)	Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals’ common shares.
(4)	8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.
(5)	Common shares outstanding at Dec. 31, 2002 were 86,527,812 (Sept. 30, 2002 – 86,454,363; June 30, 2002 – 86,403,377; Mar. 31, 2002 – 86,170,642; Dec. 31, 2001 – 85,778,788).
(6)	8,625,532 stock options were outstanding to officers and employees on Dec. 31, 2002 to purchase common shares of NOVA Chemicals. 2,619,431 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.
(7)	47,800 options were reserved for the Directors’ Share Compensation Plan.
(8)	In May 2002, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings(1)

Senior Unsecured Debt
Moody’s	Ba2 (stable)
Standard & Poor’s(2)	BB+ (stable)
DBRS	BBB (low) (stable)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
(2)	On Dec. 18, 2002, Standard & Poor’s downgraded its credit rating on NOVA Chemicals’ senior unsecured debt from BBB- (negative) to BB+ (stable). There has been no material impact, as a result of the downgrade, on our operations or liquidity.

Coverage Ratios

	Twelve Months Ended
	Dec. 31 2002		Sept. 30 2002		Dec. 31 2001
Debt to total capitalization	43.8%		43.9%		48.5%
Interest coverage (deficiency) on long-term debt(1)	(0.1	)x	(1.0	)x	(1.7	)x
Net tangible asset coverage on long-term debt(2)	2.3	x	2.3	x	2.1	x

(1)	Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(2)	Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

9

Funds Flow and Debt Reduction The following table shows major sources and uses of cash, resulting in a net reduction in debt of $24 million for the quarter and $307 million for the full year.

(unaudited; millions of U.S. dollars)

	Three Months Ended Dec. 31 2002	Year Ended Dec. 31 2002
Operating loss	$ (18)	$ (71)
Add back — depreciation and restructuring charges	68	286

EBITDA	50	215
Interest	(23)	(87)
Methanex dividend	2	4
Current taxes recoverable	23	21

Funds from operations	52	153

Reduction in operating working capital
Tax refunds received	7	182
Other	25	24

Total working capital reduction	32	206

Cash from operations	84	359

Proceeds on asset sales	5	82
Interest rate swap crystallization	—	13
Preferred share restricted cash	4	33
Capital expenditures	(34)	(71)
Increase in cash	(2)	(4)
Dividends	(15)	(54)
Other	(18)	(51)

Reduction in Debt	$ 24	$ 307

NOVA Chemicals’ funds from operations were $52 million for the fourth quarter of 2002. This was up $5 million from the third quarter of 2002 primarily due to current taxes recoverable of $23 million, offset by lower earnings for the fourth quarter.

Working capital was reduced by $32 million in the fourth quarter of 2002. NOVA Chemicals assesses its progress in managing working capital through a Cash Flow Cycle Time measure (CFCT). CFCT is calculated as working capital from operations divided by average daily sales. CFCT at Dec. 31, 2002 was 20 days of sales as compared to 23 days at Sept. 30, 2002 and 39 days at Dec. 31, 2001.

As a result of the continued improvement in working capital and funds from operations, cash from operations increased to $84 million. This is higher than the third quarter of 2002 by $35 million.

NOVA Chemicals sold its interest in an Eastern Canadian cogeneration facility for $5 million in the quarter. There was no book gain or loss associated with this sale.

Capital expenditures were $34 million in the fourth quarter of 2002, compared to $22 million in the third quarter of 2002. Total capital spending for 2002 was $71 million. In 2003, we expect capital spending to return to more typical levels of $125 million to $150 million, focused primarily on sustaining capital and small growth projects. Expenditures will be reduced if business recovery is slower than expected.

For the full year 2002, NOVA Chemicals reduced debt by $307 million, of which $24 million was paid down in the fourth quarter. Major contributors to the $307 million in debt reduction were non-strategic asset sales of $82 million, tax refunds of $182 million, aggressive working capital management activities in a rising feedstock cost environment.

Financing

NOVA Chemicals has a 2-year revolving credit facility of $310 million expiring Apr. 3, 2004. As of Dec. 31, 2002, the facility was unutilized except for $20 million in the form of letters of credit. NOVA Chemicals’ operating results and financial position were within all financial covenants in the fourth quarter of 2002.

During the fourth quarter of 2002, NOVA Chemicals continued to utilize its accounts receivable securitization program. As of Dec. 31, 2002, the total receivables sold under this program was $163 million of the $195 million program maximum.

The Aug. 15, 2026, 7% $150 million debentures are putable to NOVA Chemicals at par at the option of the holders on Aug. 15, 2003. These debentures continue to be classified as long-term debt as we have sufficient capacity available on our long-term credit facility to repay these debentures.

Total Return Swap

In the fourth quarter of 2002, NOVA Chemicals amended the total return swap agreement (as described in Note 12 to the Consolidated Financial Statements in the 2001 Annual Report and the 2002 Second Quarter earnings news release). The amendments include the extension of the termination date from Apr. 1, 2003 to Oct. 1, 2003 and the extension of the date on which the exchange rate will be fixed to Oct. 1, 2003. On Oct. 11, 2002 the amount of the swap was reduced from $191 million to $180 million and will be further reduced to $126 million on Apr. 1, 2003. NOVA Chemicals expects that on Apr. 1, 2003 it will be required to pay the swap counterparty approximately $20 million to satisfy the reduction in the swap value. NOVA Chemicals is obligated to provide margin under the swap agreement and to adjust the margin account depending on the price of NOVA Chemicals’ publicly traded preferred securities. As of Dec. 31, 2002 the total cash margin on deposit was $45 million.

Outstanding Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Natural gas and crude oil hedge positions outstanding have an estimated fair market value of ($5) million at Dec. 31, 2002. The impact on earnings from positions realized in the fourth quarter of 2002 was $2 million (after-tax). Total hedging gains for 2002 were $9 million (after-tax).

In December 2002, NOVA Chemicals liquidated certain natural gas option positions and received a lump-sum cash payment of $17 million. The $11 million (after-tax) gain realized from this transaction will be amortized to earnings over the remaining term of the related feedstock purchase commitments, beginning in January 2003 and extending until March 2005.

NOVA Chemicals hedged its Canadian dollar cost exposure through March 2003. Earnings were reduced by $8 million in the fourth quarter of 2002 as a result of this hedging program. As of Dec. 31, 2002, NOVA Chemicals had $100 million of forward contracts outstanding, with an unrecognized after-tax, mark-to-market loss of $7 million. At current U.S./Canadian dollars exchange rates, NOVA Chemicals expects an improvement of approximately $4 million in after-tax quarterly earnings beginning in the second quarter of 2003.

Disclosure Controls and Procedures

NOVA Chemicals is incorporated in Canada and files its quarterly reports with the Securities and Exchange Commission (SEC) under Form 6-K. Consequently it is not required to provide certifications under the Sarbanes-Oxley Act for its quarterly reports. However, the Chief Executive Officer and the Chief Financial Officer voluntarily provide such certifications to the SEC.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA), and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Loss by adding back income taxes, interest expense, other gains, equity in the earnings (losses) of affiliates, depreciation and restructuring charges to net loss.

Net Loss To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets and restructuring charges are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

(unaudited; millions of U.S. dollars)	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Gain on sale of asset	$ —	$ —	$ —	$ 36	$ —
Tax settlements with IRS	—	—	—	—	44
Methanex plant write-down (see page 8)	(27)	—	—	(27)	(3)
Reductions in income tax rates
on future tax liabilities	—	—	—	—	17
Restructuring charges	—	(12)	(17)	(15)	(17)

Income (expense)	$ (27)	$ (12)	$ (17)	$ (6)	$ 41

12

*	Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical Company, Methanex Corporation and Millennium Chemicals Inc.

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) decreased to U.S. $18.30 at Dec. 31, 2002, from U.S. $20.75 at Sept. 30, 2002. NOVA Chemicals’ total return to shareholders was negative 12% for the quarter ending Dec. 31, 2002 on the NYSE and the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 1% on average and the S&P Chemicals Index increased 11%. Total return for the S&P/TSX Composite Index (formerly TSE 300) was 8% and total return for the S&P 500 was 8%. As of Jan. 28, 2003, NOVA Chemicals’ share price was U.S. $20.03, up 9% since Dec. 31, 2002. The S&P Chemicals Index was down 6% in the same period.

For the year ended Dec. 31, 2002, NOVA Chemicals’ total return to shareholders was negative 4% on the NYSE and negative 5% on the TSX. Peer chemical companies' share values decreased 8% on average (11% excluding Methanex) and the S&P Chemicals Index decreased 2%. Total return for the S&P/TSX Composite Index was negative 12% and total return for the S&P 500 was negative 22%.

In the fourth quarter, about 70% of NOVA Chemicals’ shares traded on the TSX and 30% traded on the NYSE. Approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals’ peers.

Fourth quarter trading volumes	Millions of shares	% of float	% of trading
Toronto Stock Exchange	14.6	17	70
New York Stock Exchange	6.3	7	30

Total	20.9	24	100

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information

Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

NOVA Chemicals Corporation
645 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com.

Transfer Agents and Registrars

CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information

NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

Forward-looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; technology developments; currency exchange rate fluctuations; meeting time and budget targets for significant capital investments; starting up and operating facilities using new technology; realizing synergy and costs saving targets; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; terms and availability of financing; performance of Methanex; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

13

CHANGES IN NET LOSS
(unaudited; millions of U.S. dollars; all amounts presented above the “Higher (lower) income tax recovery” line are on a pre-tax basis and all amounts presented below such line are on an after-tax basis.)

	Q4 2002 Compared with		2002 Compared with
	Q3 2002	Q4 2001	2001
Higher (lower) margins	$ (66)	$ 36	$ 72
Higher sales volumes	34	19	65
(Higher) lower research and development	(2)	(1)	1
Lower selling, general and administrative	2	7	15
Higher depreciation	(1)	(6)	(36)
Lower interest expense	—	3	1
Higher (lower) income tax recovery	15	(11)	(42)

Increase (decrease) in NOVA Chemicals’ operated net
loss	(18)	47	76
Higher (lower) equity earnings in Methanex	(1)	22	18
Unusual items	(15)	(10)	(47)
(Higher) lower preferred securities dividends and
distributions	(2)	(2)	2

Increase (decrease) in net income to common shareholders	$ (36)	$ 57	$ 49

FINANCIAL STATEMENTS

Consolidated Statement of Loss (unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Revenue	$ 846	$ 806	$ 654	$ 3,091	$ 3,194

Feedstock and operating costs	742	670	605	2,661	2,901
Research and development	11	9	10	39	40
Selling, general and administrative	43	45	50	176	191
Restructuring charges	—	16	27	20	27
Depreciation	68	67	62	266	230

	864	807	754	3,162	3,389

Operating loss	(18)	(1)	(100)	(71)	(195)

Interest expense (net) (note 2)	(23)	(23)	(26)	(87)	(88)
Equity in earnings (losses) of affiliates	(12)	21	(6)	5	14
Other gains (note 3)	—	—	—	59	58

	(35)	(2)	(32)	(23)	(16)

Loss before income taxes	(53)	(3)	(132)	(94)	(211)
Income tax recovery (expense) (note 4)	14	(2)	34	13	83

Net loss	(39)	(5)	(98)	(81)	(128)
Preferred securities dividends and
distributions	(9)	(7)	(7)	(31)	(33)

Net loss to common shareholders	$ (48)	$ (12)	$ (105)	$ (112)	$ (161)

Loss per share (note 6)	$(0.56)	$(0.14)	$ (1.23)	$ (1.30)	$ (1.88)
Diluted loss per share (note 6)	$(0.56)	$(0.14)	$ (1.23)	$ (1.30)	$ (1.88)

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 14

Consolidated Statement of Reinvested Earnings (unaudited; millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Reinvested earnings, beginning of
period	$ 659	$ 677	$ 851	$ 740	$ 924
Net loss	(39)	(5)	(98)	(81)	(128)
Common share dividends	(6)	(6)	(6)	(23)	(23)
Preferred securities dividends and
distributions	(9)	(7)	(7)	(31)	(33)

Reinvested earnings, end of
period	$ 605	$ 659	$ 740	$ 605	$ 740

Consolidated Balance Sheet (millions of U.S. dollars)

	Dec. 31, 2002 (unaudited)	Dec. 31, 2001 (audited)
Assets
Current assets
Cash	$ 14	$ 10
Receivables	249	362
Inventories	321	279

	584	651

Investments and other assets	537	549
Plant, property and equipment, net	3,033	3,159

	$ 4,154	$ 4,359

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$ 3	$ 14
Accounts payable and accrued liabilities	562	437
Long-term debt installments due within one year	1	186

	566	637

Long-term debt	1,211	1,322
Deferred credits	816	786

	2,593	2,745

Shareholders’ equity
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity
Common shares	484	472
Cumulative translation adjustment	(109)	(179)
Reinvested earnings	605	740

	1,561	1,614

	$ 4,154	$ 4,359

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 15

Consolidated Statement of Cash Flows (unaudited; millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Operating activities
Net loss	$ (39)	$ (5)	$ (98)	$ (81)	$ (128)
Depreciation	68	67	62	266	230
Future income taxes (recovery)	9	4	45	8	(4)
Equity in (earnings) losses of affiliates	12	(21)	6	(5)	(14)
Dividends received	2	2	—	4	—
Other (gains) (net of current tax)	—	—	—	(39)	—
Asset write-downs	—	—	10	—	10

Funds from operations	52	47	25	153	94
Changes in non-cash working capital	32	2	86	206	184

Cash from operations	84	49	111	359	278

Investing activities
Proceeds on asset sales	5	—	—	82	—
Plant, property and equipment
additions	(34)	(22)	(41)	(71)	(168)
Turnaround costs, long-term
investments and other assets	(15)	(35)	(61)	(18)	(156)
Changes in non-cash working capital	—	—	1	—	(16)

	(44)	(57)	(101)	(7)	(340)

Financing activities
Decrease in current bank loans	(1)	(22)	(19)	(11)	(14)
Proceeds on swap crystallization	—	13	27	13	27
Long-term debt
- additions	—	—	1	—	302
- repayments	(1)	—	—	(2)	(61)
- changes in revolving debt	(22)	13	(14)	(294)	(159)
Preferred securities dividends and
distributions	(9)	(7)	(7)	(31)	(33)
Common shares issued	1	—	1	11	12
Common share dividends	(6)	(6)	(6)	(23)	(23)
Changes in non-cash working capital	—	(11)	(10)	(11)	(6)

	(38)	(20)	(27)	(348)	45

Increase (decrease) in cash	2	(28)	(17)	4	(17)
Cash and cash equivalents,
beginning of period	12	40	27	10	27

Cash and cash equivalents,
end of period	$ 14	$ 12	$ 10	$ 14	$ 10

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 16

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals’ Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2001. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1.	Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2001, on pages 46 to 49 of the 2001 Annual Report except as noted below.

On Jan. 1, 2002, NOVA Chemicals adopted several new accounting standards as prescribed by the Canadian Institute of Chartered Accountants. These new standards relate to stock-based compensation and other stock-based payments, foreign currency translation and goodwill and other intangible assets. These standards had no effect on the Corporation’s financial position or results of operations. Refer to the 2002 First Quarter earnings news release for details.

2.	Interest Expense (Net)

	Three Months Ended			Year Ended

	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001

Interest on long-term debt	$22	$21	$22	$80	$96
Capitalized interest	—	—	—	—	(18)
Other interest expense	1	2	4	7	10

Interest expense (net)	$23	$23	$26	$87	$88

3.	Other Gains

The year ended Dec. 31, 2002 includes a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.

A $58 million gain ($44 million after-tax) was recognized in the year ended Dec. 31, 2001 as a result of a resolution of a dispute with the Internal Revenue Service.

4.	Income Taxes

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Loss before income taxes	$ (53)	$ (3)	$(132)	$ (94)	$(211)
Statutory income tax rate	39.24%	39.24%	42.12%	39.24%	42.12%

Computed income tax recovery	$ (21)	$ (1)	$ (56)	$ (37)	$ (89)
Increase (decrease) in taxes
resulting from:
Manufacturing and processing
deduction	2	—	2	3	4
Higher (lower) effective tax rate
on equity in (earnings) losses
of affiliates	2	(6)	2	(2)	(3)
Lower tax rate on gain related to
tax settlement (note 3)	—	—	—	—	(10)
Additional cost-of-service
income taxes(1)	2	2	2	8	8
Foreign tax rates	(1)	5	13	8	25
Income tax rate adjustments(2)	—	—	—	—	(17)
Other	2	2	3	7	(1)

Income tax (recovery) expense	$ (14)	$ 2	$ (34)	$ (13)	$ (83)

(1)	Income taxes on the Joffre, Alberta second ethylene plant are recoverable from customers and recorded on the flow-through rather than liability method.
(2)	The year ended Dec. 31, 2001, reflects a reduction in income tax accruals for future tax liabilities of $17 million due to the recognition of a reduction in income tax rates as a result of federal and provincial tax rate reductions.

17

5.	Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Revenue
Olefins/Polyolefins	$ 551	$ 489	$ 408	$ 1,930	$ 2,014
Styrenics	333	357	269	1,305	1,314
Intersegment eliminations	(38)	(40)	(23)	(144)	(134)

	$ 846	$ 806	$ 654	$ 3,091	$ 3,194

Operating income (loss)
Olefins/Polyolefins	$ 27	$ 31	$ (14)	$ 67	$ 57
Styrenics	(45)	(16)	(59)	(118)	(226)
Restructuring charges and other	—	(16)	(27)	(20)	(26)

	$ (18)	$ (1)	$ (100)	$ (71)	$ (195)

Net income (loss)(1)
Olefins/Polyolefins	$ 4	$ 8	$ (28)	$ (5)	$ (2)
Styrenics	(33)	(19)	(48)	(102)	(181)
Investment in Methanex	(10)	18	(5)	5	11
Other	—	(12)	(17)	21	44

	$ (39)	$ (5)	$ (98)	$ (81)	$ (128)

(1)	Before preferred securities dividends and distributions.

	Dec. 31 2002	Dec. 31 2001

Assets
Olefins/Polyolefins	$1,923	$1,960
Styrenics	1,643	1,638
Investment in Methanex	399	397
Corporate and other(1)	189	364

	$4,154	$4,359

(1)	Amounts include all cash and cash equivalents.

6.	Loss Per Share (shares in millions)

	Three Months Ended						Year Ended

	Dec. 31 2002		Sept. 30 2002		Dec. 31 2001		Dec. 31 2002		Dec. 31 2001

	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net loss to common shareholders	$(48)	$(48)	$(12)	$(12)	$(105)	$(105)	$(112)	$(112)	$(161)	$(161)

Weighted-average common shares
outstanding	86.5	86.5	86.4	86.4	85.7	85.7	86.3	86.3	85.4	85.4

Loss per common share	$(0.56)	$(0.56)	$(0.14)	$(0.14)	$(1.23)	$(1.23)	$(1.30)	$(1.30)	$(1.88)	$(1.88)

Convertible preferred shares and stock options representing 17.1 million common shares have been excluded from the computation of diluted earnings per share for the year ended Dec. 31, 2002, as their impact would be anti-dilutive.

18

7.	Stock-based Compensation

The Corporation has an employee incentive stock option plan and applies the intrinsic-value-based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair value method, the following pro forma amounts would have resulted:

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Net loss
As reported	$ (39)	$ (5)	$ (98)	$ (81)	$ (128)
Pro forma	$ (42)	$ (8)	$ (99)	$ (92)	$ (134)

Basic loss per share
As reported	$ (0.56)	$ (0.14)	$ (1.23)	$ (1.30)	$ (1.88)
Pro forma	$ (0.59)	$ (0.18)	$ (1.24)	$ (1.43)	$ (1.95)

Diluted loss per share
As reported	$ (0.56)	$ (0.14)	$ (1.23)	$ (1.30)	$ (1.88)
Pro forma	$ (0.59)	$ (0.18)	$ (1.24)	$ (1.43)	$ (1.95)

The estimated value of the stock options reflected in the pro forma amounts was determined using the Black Scholes model using the following weighted-average assumptions resulting in a weighted-average fair value of $5.57 per option for options granted in 2002 and $5.16 per option for options granted in 2001.

Weighted-average assumptions		Year Ended
		Dec. 31 2002	Dec. 31 2001
Risk-free interest rate	%	3.38	5.65
Expected volatility	%	39.1	39.6
Expected life	years	2½	2½
Expected dividend yield	%	1.0	1.0

8.	Reconciliation to United States Accounting Principles

	Three Months Ended			Year Ended
	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001
Net loss in accordance with
Canadian basis	$ (39)	$ (5)	$ (98)	$ (81)	$ (128)
Add (deduct) adjustments for:
Foreign exchange gains(1)	3	4	2	15	14
Hedging and other derivative
activity(1)	(7)	8	(2)	5	10
Equity in earnings (losses) of
affiliates(2)	(1)	1	1	(4)	1
Inventory valuation adjustment(3)	(1)	1	—	1	(2)
Pre-production costs(4)	—	1	(5)	3	(11)
Distributions on preferred securities(5)	(6)	(5)	(6)	(23)	(23)
Future income taxes(6)	—	—	—	—	29
Other	—	—	—	1	1

Net income (loss) in accordance with
U.S. basis	$ (51)	$ 5	$ (108)	$ (83)	$ (109)

Basic earnings (loss) per share in accordance
with U.S. basis	$ (0.62)	$ 0.03	$ (1.27)	$ (1.05)	$ (1.39)

Diluted earnings (loss) per share	$ (0.62)	$ 0.03	$ (1.27)	$ (1.05)	$ (1.39)

19

	Three Months Ended			Year Ended

	Dec. 31 2002	Sept. 30 2002	Dec. 31 2001	Dec. 31 2002	Dec. 31 2001

Comprehensive income (loss) (7)
Net income (loss) in accordance with U.S. basis	$(51)	$5	$(108)	$(83)	$(109)
Fair value of cash flow hedging instruments (1)	4	(3)	(1)	26	(30)
Equity in affiliates comprehensive income (loss) (2)	4	(3)	1	7	(4)
Unrealized foreign exchange gains (losses) on translation of self- sustaining foreign operations (8)	28	(71)	(38)	70	(140)

Comprehensive income (loss) in accordance with U.S. basis	$(15)	$(72)	$(146)	$20	$(283)

Accumulated other comprehensive income (loss) (7)
Unrealized foreign exchange (losses) on translation of self- sustaining foreign operations (8)				$(130)	$(200)
Fair value of cash flow hedging instruments				(4)	(30)
Equity in affiliates other comprehensive income (loss)				3	(4)

				$(131)	$(234)

(1)	On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. Certain Canadian – U.S. GAAP differences resulted.
(2)	NOVA Chemicals’ share of adjustments to Methanex’s financial information to comply with U.S. accounting principles.
(3)	U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(4)	U.S. GAAP requires all costs (except interest on constructed assets) associated with pre-production activities be expensed as incurred rather than deferred as under Canadian GAAP.
(5)	U.S. GAAP considers the preferred securities to be a long-term debt obligation and the preferred distributions on the securities to be interest expense.
(6)	U.S. GAAP future income taxes are not adjusted for changes in tax rates until they are enacted whereas Canadian GAAP requires adjustment when tax rate changes are substantively enacted.
(7)	U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.
(8)	Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

	Dec. 31 2002	Dec. 31 2001

Balance sheet in accordance with United States basis
Current assets	$626	$716
Investments and other assets	486	496
Plant, property and equipment, net	3,007	3,131
Current liabilities	(577)	(725)
Long-term debt — preferred securities	(383)	(383)
— other long-term debt	(1,234)	(1,323)
Deferred credits	(783)	(771)
Retractable preferred shares	(198)	(198)

Common equity	$944	$943

20